UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 6)

Madison Strategic Sector Premium Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

558268108
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May, 7, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,577,947
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,577,947
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,577,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 16,450
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 16,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 13,300
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 13,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 558268108

1	NAME OF REPORTING PERSON Charles F. Seifert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 558268108

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus");

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus may be deemed the beneficial owner of Shares held by the Karpus Family Foundation, Inc. and the Karpus Fund (collectively, the "Karpus Entities");

  (iii) Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund ("Karpus Fund"); and

  (iv) Charles F. Seifert, as a nominee to the Board of Trustees of the Issuer (the "Board").

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534. The address of Dr. Seifert is 515 Loudon Road, Loudonville, New York 12211.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus. The principal occupation of Dr. Seifert is serving as the Dean of the School of Business at Siena College.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus and Karpus Funds are organized under the laws of the State of New York. Mr. Karpus and Dr. Seifert are citizens of the United States of America.

CUSIP NO. 558268108

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 1,577,947 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 27.2% of the outstanding Shares.

The aggregate purchase price of the 1,577,947 Shares beneficially owned by Karpus Investment Management is approximately $17,974,720, excluding brokerage commissions. All funds that have been utilized in making such purchases are from such Accounts. These Shares have been purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 13,300 Shares beneficially owned by Karpus Fund is approximately $133,408, excluding brokerage commissions. These Shares have been purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 3,150 Shares beneficially owned by the Karpus Family Foundation is is approximately $37,154, excluding brokerage commissions. These Shares have been purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

CUSIP NO. 558268108

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Karpus, an independent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accounts. Shares have been acquired since July 10, 2015.

On February 7, 2018, Karpus sent a letter to the Issuer containing a 14a-8 stockholder proposal seeking to have the Board consider authorizing a self-tender for all outstanding Shares of the Issuer at or close to net asset value.

On May 7, 2018, Karpus Fund delivered a letter to the Issuer: (i) nominating one (1) highly qualified trustee candidate, Dr. Charles F. Seifert (the "Nominee"), for election to the Board, and (ii) submitting a stockholder proposal to terminate the Investment Advisory Agreement between the Issuer and Madison Asset Management, LLC, each at the Issuer's 2018 Annual Meeting. The Reporting Persons have informed the Board that they are willing to enter into discussions in furtherance of reaching a mutually agreeable resolution. The Reporting Persons intend to closely monitor the situation at the Issuer.

Karpus Fund's highly-qualified nominee is:

Dr. Charles F. Seifert is presently the Dean of the School of Business at Siena College and has served in this position since 2014. Dr. Seifert is also a Professor of Management at Siena and has served as a faculty member at Siena College since 2006. Prior to joining Siena College, Dr. Seifert held several positions in banking and finance. As a banker, he worked in branch operations and was a branch manager and vice president of commercial lending. Following his banking career, Dr. Seifert was the chief financial officer of the Albany-Colonie Regional Chamber of Commerce. He has presented his research at over 40 regional, national, and international conferences. Dr. Seifert's work has also been published in 17 peer-reviewed journals, including: Leadership Quarterly, Journal of Applied Psychology, Journal of Organizational Behavior, and Organizational Research Methods.

CUSIP NO. 558268108

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 5,798,291 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2017 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on March 6, 2018.

A ..	Karpus Investment Management

(a)	As of May 7, 2018, Karpus beneficially owned 1,577,947 Shares held in the Accounts.

Percentage: Approximately 27.2%

(b)	1. Sole power to vote or direct vote: 1,577,947
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 1,577,947
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus Investment Management since the previous filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B ..	George W. Karpus

(a)	As of May 7, 2018, George W. Karpus did not directly beneficially own Shares. George W. Karpus may be deemed to beneficially own the 16,450 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -
2. Shared power to vote or direct vote: 16,450
3. Sole power to dispose or direct the disposition: -
4. Shared power to dispose or direct the disposition: 16,450

(c)	George W. Karpus did not have any transactions in the Shares, including through the Karpus Entities, since the previous filing of the Schedule 13D.

C ..	Karpus Fund

(a)	As of May 7, 2018, Karpus Fund beneficially owned 13,300 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -
2. Shared power to vote or direct vote: 13,300
3. Sole power to dispose or direct the disposition: -
4. Shared power to dispose or direct the disposition: 13,300

(c)	Karpus Fund did not have any transactions in the Shares since the previous filing of the Schedule 13D.

D ..	Charles F. Seifert

(a)	As of May 7, 2018, Charles F. Seifert did not beneficially own any Shares.

Percentage: 0.00%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Charles F. Seifert has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 558268108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 7, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things: (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominee and the approval of the proposals at the Annual Meeting, and (c) Karpus agreed to pay all pre-approved expenses with respect to the group's solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 558268108

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1 Shareholder Termination Proposal sent to the Fund on May 7, 2018.

99.2 Joint Filing and Solicitation Agreement by and between Karpus Management, Inc., George W. Karpus, Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund, and Charles F. Seifert, dated May 7, 2018.

CUSIP NO. 558268108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 8, 2018

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Senior Tax-Sensitive Manager

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND C - GROWTH COMMON STOCK FUND

By:	/s/ Kathleen F. Crane
	Name:	Kathleen F. Crane
	Title:	Chief Financial Officer & Chief Compliance Officer of Karpus Investment Management

/s/ George W. Karpus
George W. Karpus

/s/ Charles F. Seifert
Charles F. Seifert

CUSIP NO. 558268108

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	700 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

SCHEDULE B

Transactions in the Shares Since the Last Filing.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	1,296	$11.73	4/23/2018
Purchase of Common Stock	4,000	$11.80	4/24/2018
Purchase of Common Stock	1,800	$11.77	4/25/2018
Purchase of Common Stock	2,500	$11.93	4/26/2018
Purchase of Common Stock	3,561	$11.91	4/27/2018
Purchase of Common Stock	5,400	$11.88	4/30/2018
Purchase of Common Stock	16,600	$11.79	5/1/2018
Sale of Common Stock	(391)	$11.84	5/2/2018
Purchase of Common Stock	37,221	$11.86	5/4/2018

Exhibit 99.1

Termination Proposal Sent to the Fund on May 7, 2018

BE IT RESOLVED, that the Investment Advisory Agreement between the Madison Strategic Sector Premium Fund ("MSP" or the "Fund") and Madison Asset Management, LLC ("MAM" or the "Adviser") shall be terminated.

Supporting Statement

MAM has been the Fund's Adviser since inception. In a closed-end fund, an investment adviser's job is to manage a Fund's assets, which is reflected in a Fund's net asset value ("NAV") performance. This is often confused by investors with price performance - or the performance an investor would have received based on market price.

The reason this is so critical to differentiate is because price performance can be impacted greatly by market sentiment, actions taken by the Board (here a proposed merger), or anticipated actions by activist investors which tends to move a fund's market price significantly more than it otherwise would have. With all of this said, with poor NAV performance relative to their stated benchmark, somehow MAM managed to convince enough shareholders last year that they should continue to manage MSP's assets. The key question is how.

Although it wasn't disclosed whether the Fund analyzed price or NAV performance, we believe that it is pretty apparent that the Fund must have been looking at price. In fact, according to total return data from Bloomberg Finance, L.P., when one compares MSP's NAV performance versus the stated benchmark, the CBOE S&P 500 Buy-Write Index (the "BXM Index"), we believe that performance can in no way be deemed acceptable.

In 2017, the Board qualified performance as "strong" and most recently they have shifted to performance being "satisfactory" according to the Fund's most recent annual statement. Based on the data below comparing the Fund's NAV performance over multiple measurement periods, we wonder if more appropriate adjectives would be "poor" or "underperforming."

	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	Inception (4/26/05-3/31/18)
MSP NAV Total Return	1.98%	3.52%	5.91%	5.17%	4.78%
BXM Index Total Return	6.95%	7.22%	7.42%	5.09%	5.57%
Under/Over Performance	-4.97%	-3.70%	-1.51%	0.08%	-0.79%
Source: Bloomberg Finance, L.P. Monthly total return characteristics through 3/31/2018. All periods greater than 1 year are annualized.

Adding fuel to the fire, shareholders of the Fund also continue to face limited liquidity for this underperformance despite being formally asked TWICEby shareholders to take a specific action or set of actions at the Fund's 2016 & 2017 Annual shareholder meetings.

The Fund is likely to come up with a litany of arguments against our proposal. However, don't be distracted from the facts. A fund's adviser is responsible for attractive NAV performance. Madison Asset Management, LLC is the Fund's adviser and they have repeatedly underperformed in their key task.

It is clear that the time for change is NOW! If you agree and believe the Fund should terminate its Investment Advisory Agreement with Madison Asset Management, LLC, please vote FOR this Proposal. If approved, the Board cannot choose whether to implement this Proposal.

END OF PROPOSAL

Exhibit 99.2

Joint Filing and Solicitation Agreement

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Madison Strategic Sector Premium Fund, a Delaware statutory trust (the "Company");

WHEREAS, Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund, Karpus Management, Inc., George W. Karpus (collectively, "Karpus"), and Charles F. Seifert wish to form a group for the purpose of seeking representation on the Board of Trustees of the Company (the "Board") at the next annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "2018 Annual Meeting") and for soliciting shareholder support for any proposal submitted by any member of the Group (as defined below) and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 7th day of May 2018 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the nominee nominated by the Group to the Board and any proposal submitted by any member of the Grop to stockholders for their approval, each at the 2018 Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

4. Karpus shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses.

5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 3 shall be first approved by Karpus, or its representatives, which approval shall not be unreasonably withheld.

6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

9. Any party hereto may terminate his/its obligations under this Agreement on 24 hours' prior written notice to all other parties, with a copy by fax to Adam W. Finerman at Olshan, Fax No. (212) 451-2222.

10.Each party acknowledges that Olshan shall act as counsel for both the Group and Karpus and its affiliates relating to their investment in the Company.

11.Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D required to be filed under applicable law pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Senior Tax-Sensitive Manager

KARPUS INVESTMENT MANAGEMENT PROFIT SHARING PLAN FUND C - GROWTH COMMON STOCK FUND

By:	/s/ Kathleen F. Crane
	Name:	Kathleen F. Crane
	Title:	Chief Financial Officer & Chief Compliance Officer of Karpus Investment Management

/s/ George W. Karpus
George W. Karpus

/s/ Charles F. Seifert
Charles F. Seifert